VIA EDGAR

July 28, 2014

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Macrocure Ltd. Registration Statement on Form F-1 (SEC File No. 333-196961)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Macrocure Ltd. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 3:00 p.m., Eastern time, on July 30, 2014 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 2,418 copies of the Preliminary Prospectus dated July 18, 2014 (the “Preliminary Prospectus”) through the date hereof, 844 to prospective underwriters, 0 to dealers, 956 to institutions and 618 to others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

JEFFERIES LLC

As Representatives

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Mark Page
	Name:	Mark Page
	Title:	Managing Director

JEFFERIES LLC

By:	/s/ Ashley Delp
	Name:	Ashley Delp
	Title:	Managing Director